INVESTMENT MANAGEMENT
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Exhibit (d)(1)(ii)

October 7, 2022

Voya Equity Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated October 7, 2022, we have agreed to waive a portion of the management fee payable to us under the Amended and Restated Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC ("VIL") and Voya Equity Trust ("VET"), with respect to Voya Small Cap Growth Fund (the "Fund"), a series of VET, in the amount of 0.02% per annum. By this letter, we agree to waive that fee for the period from the close of business on October 7, 2022 through October 1, 2024.

We will waive 0.02% of the management fee payable to us for the Fund, as reflected in the schedule set forth below.

Fund	Management Fee Waiver
(as a percentage of average daily net assets)
Voya Small Cap Growth Fund	0.02%

VIL acknowledges that any fees waived during the term of this letter shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VET.

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October 7, 2022

Please indicate your agreement to this reduction in fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

By:	/s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Equity Trust

By: /s/ Andrew K. Schlueter

Name: Andrew K. Schlueter

Title: Senior Vice President, Duly Authorized